SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13(d)-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                                             ---

                                 Ceradyne, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                    -----------------------------------------
                         (Title of Class of Securities)


                                   156710 10 5
                    -----------------------------------------
                                 (CUSIP Number)

                               Douglas J. Cropsey
                               Ford Motor Company
              One American Road, Rm. 1038, Dearborn, Michigan 48126
                               Tel: (313) 337-3220
                    -----------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 28, 2002
                    -----------------------------------------
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing the information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).


CUSIP No.         156710 10 5                                 13D                                Page 2 of 8
------- -----------------------------------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification No. of above persons (Entities Only)
        Ford Motor Company
        I.R.S. Identification Number:  38-0549190
------- -----------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                                 (a) / /

                                                                                                         (b) / /
------- -----------------------------------------------------------------------------------------------------------
3       SEC Use Only

------- -----------------------------------------------------------------------------------------------------------
4       Source of Funds (See Instructions)
        WC
------- -----------------------------------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or  2(e)            / /
------- -----------------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
------------------------------ ---- -------------------------------------------------------------------------------
          NUMBER OF            7    Sole Voting Power
           SHARES
     BENEFICIALLY OWNED             1,027,300
      BY EACH REPORTING        ---- -------------------------------------------------------------------------------
           PERSON              8    Shared Voting Power
            WITH
                                    0
                               ---- -------------------------------------------------------------------------------
                               9    Sole Dispositive Power

                                    1,027,300
                               ---- -------------------------------------------------------------------------------
                               10   Shared Dispositive Power

                                    0
------- -----------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,027,300
------- -----------------------------------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                 / /
------- -----------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        12.3%
------- -----------------------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        CO
------- -----------------------------------------------------------------------------------------------------------


CUSIP No.         156710 10 5          13D                      Page 3 of 8

     The Schedule 13D filed by Ford Motor Company ("Ford") on March 21, 1986, as amended by Amendment Number 1 to Schedule 13D filed by Ford on February 23, 1988, in connection with Ford's acquisition of Common Stock of Ceradyne, Inc. (the "Issuer"), is amended as hereinafter provided. This is the first electronic amendment to a paper format Schedule 13D and, therefore, restates the entire text of the previously filed paper format Schedule 13D, as amended.


Item 1.         Security and Issues.

     This statement relates to the Common Stock of Ceradyne, Inc., whose principal executive offices are located at 3169-A Redhill Avenue, Costa Mesa, California 92626.


Item 2.         Identity and Background.

     This statement is filed by Ford Motor Company ("Ford"), a corporation organized and existing under the laws of the State of Delaware, whose principal executive offices are located at One American Road, Dearborn, Michigan 48126.

     Ford is a manufacturing company whose principal business is the design, manufacture, assembly and sale of cars and trucks and related products and services.

     Information concerning the executive officers and directors of Ford, including the business address for each, is set forth in Attachment I hereto, which is incorporated by reference in this statement as if fully set forth herein.

     During the last five years, neither Ford nor any of its executive officers or directors identified in Attachment I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Except as otherwise indicated in Attachment I hereto, each officer and director of Ford is a citizen of the United States of America.


Item 3.         Source and Amount of Funds or Other Consideration.

     On March 11, 1986, Ford paid to the Issuer, out of the general funds of Ford, the sum of $10 million as consideration for the issuance to Ford of 526,316 shares of the Issuer's Common Stock. Pursuant to the Issuer's exercise of a certain call option with respect to the common stock of Ceradyne Advanced Products, Inc. ("CAPI") owned by Ford, on February 12, 1988, Ford acquired an additional 680,983 shares of the Issuer's Common Stock. In accordance with the terms of the call option, and as provided in the Stock Sale Agreement between Ford and the Issuer dated March 11, 1986, Ford transferred to the Issuer 8,000 shares of CAPI common stock as consideration for the 680,983 shares acquired by Ford on February 12.


Item 4.         Purpose of Transaction.

CUSIP No.         156710 10 5          13D                      Page 4 of 8

     Ford acquired the shares of the Issuer's Common Stock covered by this statement for investment purposes pursuant to a certain Stock Sale Agreement between Ford and the Issuer entered into on March 11, 1986 (the "Stock Sale Agreement"), which Stock Sale Agreement was filed as Exhibit A to the original paper format Schedule 13D amended hereby and is incorporated by reference as an Exhibit to this Schedule (file number reference 00537271). Pursuant to Articles VI (pp. 21-25), VII (pp. 25-27) and X (pp. 33-34) of the Stock Sale Agreement, Ford may acquire additional Common Stock of the Issuer upon the exercise by the Issuer of certain call option rights in accordance with the terms and conditions set forth in such Article VIII (pp. 28-30). By letter dated February 3, 1988, the Issuer notified Ford of its intention to exercise its call option rights. At the closing held pursuant thereto on February 12, 1988, Ford acquired 680,983 shares of the Issuer's Common Stock. The Issuer's exercise of its call option rights effectively terminated Ford's put option rights contained in Article VII of the Stock Sale Agreement.

     Pursuant to Section 5.05 of the Stock Sale Agreement (p. 20), so long as Ford retains a sufficient amount of the Issuer's Common Stock to meet the Minimum Equity Level (as defined in Section 5.01, p. 18), the Issuer is obligated to use its best efforts, as permitted by applicable law, to ensure that its Board of Directors includes one representative designated by Ford. Ford's nominee currently serving as director of the Issuer is Christopher D. Johnson, Technology Venture Fund Manager of Ford.

     Except for the potential acquisition of additional shares of the Issuer's Common Stock by Ford pursuant to the Stock Sale Agreement and the seating of a Ford nominee on the Issuer's Board, as hereinabove described in this Item 4, Ford has no plans or proposals as of the date hereof which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

     (d) Any change in the present Board of Directors or managers of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

CUSIP No.         156710 10 5          13D                      Page 5 of 8

     (j) Any action similar to any of those enumerated in sub-items (a)-(j) above.



Item 5.         Interest in Securities of the Issuer.

     (a) As of the date hereof, Ford is the beneficial owner of 1,027,300 shares of Common Stock of the Issuer, which represents 12.3% of the issued and outstanding Common Stock of the Issuer. Ford has the right to acquire additional shares of the Issuer's Common Stock pursuant to Articles VI and X of the Stock Sale Agreement appended hereto as Exhibit A.

     (b) Ford has the sole power to vote or direct the vote of all 1,027,300 shares of the Issuer's Common Stock beneficially owned by Ford as of the date hereof and the sole power to dispose or to direct the disposition of such shares.

     (c) Ford has not had any transactions in the Common Stock of the Issuer other than the acquisition of 526,316 shares on March 11, 1986, the acquisition of 680,983 shares on February 12, 1988, the sale of 80,000 shares on June 14, 2001 and the sale of 99,999 shares on February 28, 2002.

     (d) No person other than Ford has the right to receive or the power to direct the receipt of dividends from the shares of the Issuer's Common Stock herein reported on, and, to Ford's knowledge, no person other than Ford has the right to receive or to direct the receipt of the proceeds from the sale of such shares.

     (e) As of the date hereof, Ford is the beneficial owner of more than five percent of the Common Stock of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     (a) Ford and certain shareholders of the Issuer have entered into an Agreement dated March 11, 1986 pursuant to which the latter have undertaken to vote their respective shares of Common Stock of the Issuer, whenever acquired, that are not otherwise required to assure the election of the current Chief Executive Officer of the Issuer to the Board of Directors of the Issuer, in favor of the election of a Ford nominee to such Board of Directors. A copy of such Agreement was filed as Exhibit B to the original paper format Schedule 13D amended hereby and is incorporated by reference as an Exhibit to this Schedule (file number reference 00537271).

     (b) Pursuant to Article XIII of the Stock Sale Agreement (pp. 37-39), the Issuer has a right of first negotiation in the event Ford shall propose to offer or sell more than 100,000 shares of the Common Stock of the Issuer in a single transaction or in a number of contemporaneous transactions. In the event Ford and the Issuer fail to reach agreement within a specified negotiations period on the terms and conditions by which the Issuer would reacquire the shares of its Common Stock proposed to be sold by Ford, Ford may negotiate and consummate the sale of such Common Stock to a third party or parties without further obligation to the Issuer provided that (i) such sale or sales are consummated within 90 days following such negotiations period and (ii) the terms and

CUSIP No.         156710 10 5          13D                      Page 6 of 8

          conditions of each third party sale are more favorable to Ford than those proposed in writing by the Issuer within the negotiations period.

     (c) Pursuant to a certain Stock Purchase Agreement entered into on March 11, 1986 by and among Ford, the Issuer and Ceradyne Advanced Products, Inc. ("CAPI"), Ford acquired 80% of the issued and outstanding common stock of CAPI and the Issuer acquired 20% of the issued and outstanding common stock of CAPI. A copy of such Stock Purchase Agreement was filed as Exhibit C to the original paper format Schedule 13D amended hereby and is incorporated by reference as an Exhibit to this Schedule (file number reference 00537271). Pursuant to Article VII of the Stock Sale Agreement (pp. 25-27), Ford may elect to put to the Issuer all of Ford's common stock of CAPI in exchange for 608,020 shares of Common Stock of the Issuer (as such number may be adjusted in certain events). Ford's put option is exercisable for a period commencing on March 11, 1991 and ending on the first to occur of 6:00 P.M. Eastern time on March 10, 1993, the date of the closing pursuant to the Issuer's exercise of its call option, as hereinafter described. The Issuer has exercised its call option as provided in Article VIII of the Stock Sale Agreement, thereby effectively terminating Ford's put option contained in Article VII thereof.

Item 7.         Material to be Filed as Exhibits.

The following documents are appended hereto as Exhibits:

Designation    Description                    Method of Filing
-----------    -----------                    ----------------
Exhibit A      Stock Sale Agreement between   Filed as Exhibit A
               the Issuer and Ford, dated     to original paper format
               March 11, 1986                 Schedule 13D amended hereby
                                              (file number reference 00537271).*

Exhibit B      Agreement between certain      Filed as Exhibit B
               shareholders of the issuer     to original paper format
               and Ford, dated March 11, 1986 Schedule 13D amended hereby
                                              (file number reference 00537271).*

Exhibit C      Stock Purchase Agreement       Filed as Exhibit C
               between Ford, the Issuer and   to original paper format
               Ceradyne Advanced Products,    Schedule 13D amended hereby
               Inc. dated March 11, 1986      (file number reference 00537271).*

* Incorporated by reference as an exhibit to this Schedule.

CUSIP No.         156710 10 5          13D                      Page 7 of 8


                                   SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated as of February 28, 2002.


FORD MOTOR COMPANY


By:/s/Peter Sherry, Jr.
   --------------------------
Name:  Peter Sherry, Jr.

Title: Assistant Secrectary

CUSIP No.         156710 10 5          13D                      Page 8 of 8


                               INDEX TO EXHIBITS



Designation    Description                    Method of Filing
-----------    -----------                    ----------------
Exhibit A      Stock Sale Agreement between   Filed as Exhibit A
               the Issuer and Ford, dated     to original paper format
               March 11, 1986                 Schedule 13D amended hereby
                                              (file number reference 00537271).*

Exhibit B      Agreement between certain      Filed as Exhibit B
               shareholders of the issuer     to original paper format
               and Ford, dated March 11, 1986 Schedule 13D amended hereby
                                              (file number reference 00537271).*

Exhibit C      Stock Purchase Agreement       Filed as Exhibit C
               between Ford, the Issuer and   to original paper format
               Ceradyne Advanced Products,    Schedule 13D amended hereby
               Inc. dated March 11, 1986      (file number reference 00537271).*

* Incorporated by reference as an exhibit to this Schedule.

                                                                                      ATTACHMENT  I

                           DIRECTORS AND OFFICERS OF
                               FORD MOTOR COMPANY


Name and
Business Address                        Principal Occupation                            Citizenship
---------------------------------------------------------------------------------------------------
William Clay Ford, Jr.*                 Chairman of the Board and Chief                 U.S.
World Headquarters                      Executive Officer
One American Road
Dearborn, MI 48126


John R. H. Bond*                        Group Chairman, HSBC Holdings, plc              UK
HSBC Holdings plc
10 Lower Thames Street
London  EC3R 6AE
UK


Michael D. Dingman*                     President and Chief Executive Officer           Bahamas
Shipston  Group Ltd.
Deltec House
Lyford Cay
Nassau, Bahamas


Edsel B. Ford II*                       Former Vice President, Ford Motor               US
World Headquarters                      Company and former President, Ford
One American Road                       Motor Credit Company
Dearborn, MI  48126


William Clay Ford*                      Retired Chairman of the Finance                 US
World Headquarters                      Committee
One American Road
Dearborn, MI 48126


Irvine O. Hockaday, Jr.*                Retired President and Chief Executive           US
Hallmark Cards, Inc.                    Officer
2600 Grand Avenue
Kansas City, MO  64108


Marie-Josee Kravis*                     Senior Fellow                                   Switzerland/
C/o Council on Foreign Relations                                                        Canada
Hudson Institute
58 E. 68th Street
New York, NY 10021


Name and
Business Address                        Principal Occupation                            Citizenship
---------------------------------------------------------------------------------------------------
Richard A. Manoogian*                   Chairman of the Board                           US
Masco Corporation
21001 Van Born Road
Taylor, MI  48180


Ellen R. Marram*                        General Partner                                 US
North Castle Partners LLC
183 East Putnam Avenue
Greenwich, CT  06830


Homer A. Neal*                          Director ATLAS Project, Professor of            US
European Organization for Nuclear       Physics and Office of Provost and
Research                                Executive Vice  President for Academic
CERN                                    Affairs, University of Michigan
PPE Division
Building 40-2C-20
1211 Geneva 23
Switzerland


Jorma J. Ollila*                        Chairman and Chief Executive Officer            Finland
Nokia Corporation
Keilahdentie 4
02150 Espoo
Finland


Robert E. Rubin*                        Director, Chairman of the Executive             US
Citigroup, Inc.                         Committee and Member of the Office of
399 Park Avenue - Third Floor           the Chairman
New York, NY  10043


John L. Thornton*                       President and Co-Chief Operating Officer        US
Goldman-Sachs Group, L.P.
133 Fleet Street
London  EC4A 2BB
England


Nicholas V. Scheele*                    President and Chief Operating Officer           UK
World Headquarters
One American Road
Dearborn, MI 48126


Carl E. Reichardt*                      Vice Chairman                                   US
World Headquarters
One American Road
Dearborn, MI 48126


Name and
Business Address                        Principal Occupation                            Citizenship
---------------------------------------------------------------------------------------------------
John M. Rintamaki                       Chief of Staff                                  US
World Headquarters
One American Road
Dearborn, MI 48126


I. Martin Inglis                        Group Vice President and Chief Financial        UK
World Headquarters                      Officer
One American Road
Dearborn, MI 48126


Roman J. Krygier                        Group Vice President - Manufacturing and        US
World Headquarters                      Quality
One American Road
Dearborn, MI 48126


Carlos E. Mazzorin                      Group Vice President - Asia Pacific             US
World Headquarters                      Operations, South American Operations
One American Road                       and Global Purchasing
Dearborn, MI 48126


James J. Padilla                        Group Vice President - North America            US
World Headquarters
One American Road
Dearborn, MI 48126


Richard Parry-Jones                     Group Vice President - Chief Technical          UK
World Headquarters                      Officer
One American Road
Dearborn, MI 48126


Wolfgang Reitzle                        Group Vice President - Premier                  Germany
World Headquarters                      Automotive Group
One American Road
Dearborn, MI 48126


David W. Thursfield                     Group Vice President (Chairman,                 UK
World Headquarters                      President and Chief Executive Officer,
One American Road                       Ford of Europe)
Dearborn, MI 48126


Martin B. Zimmerman                     Group Vice President - Corporate Affairs        US
World Headquarters
One American Road
Dearborn, MI 48126


Name and
Business Address                        Principal Occupation                            Citizenship
---------------------------------------------------------------------------------------------------
Elizabeth S. Acton                      Vice President and Treasurer                    US
World Headquarters
One American Road
Dearborn, MI 48126


Marvin W. Adams                         Vice President and Chief Information            US
World Headquarters                      Officer
One American Road
Dearborn, MI 48126


William W. Boddie                       Vice President - Global Core Engineering        US
World Headquarters
One American Road
Dearborn, MI 48126


Thomas K. Brown                         Vice President - Global Purchasing              US
World Headquarters
One American Road
Dearborn, MI  48126


Mei Wei Cheng                           Vice President (President, Ford Motor           US
World Headquarters                      (China)Ltd.)
One American Road
Dearborn, MI 48126


Susan M. Cischke                        Vice President - Environmental and Safety       US
World Headquarters                      Engineering
One American Road
Dearborn, MI 48126


William J. Cosgrove                     Vice President (Chief of Staff and Chief        US
World Headquarters                      Financial Officer, Premier Automotive
One American Road                       Group
Dearborn, MI 48126


Terrall M. de Jonckheere                Vice President                                  US
World Headquarters
One American Road
Dearborn, MI 48126


Robert A. Dover                         Vice President  (President, Jaguar Land         UK
World Headquarters                      Rover)
One American Road
Dearborn, MI 48126


Name and
Business Address                        Principal Occupation                            Citizenship
---------------------------------------------------------------------------------------------------
Mark Fields                             Vice President                                  US
World Headquarters
One American Road
Dearborn, MI 48126


Karen C. Francis                        Vice President - Consumer Connect               US
World Headquarters
One American Road
Dearborn, MI 48126


Louise K. Goeser                        Vice President - Quality                        US
World Headquarters
One American Road
Dearborn, MI 48126


Joseph Greenwell                        Vice President - Global Automotive and          UK
World Headquarters                      Product Promotions and Associations
One American Road
Dearborn, MI 48126


Janet M. Grissom                        Vice President - Washington Affairs             US
World Headquarters
One American Road
Dearborn, MI 48126


Lloyd E. Hansen                         Vice President - Revenue Management             US
World Headquarters
One American Road
Dearborn, MI 48126


Earl J. Hesterberg                      Vice President (Vice President, Marketing,      US
World Headquarters                      Sales and Service, Ford Of Europe)
One American Road
Dearborn, MI 48126


Darryl B. Hazel                         Vice President - Ford Customer Service          US
World Headquarters                      Division
One American Road
Dearborn, MI 48126


Name and
Business Address                        Principal Occupation                            Citizenship
---------------------------------------------------------------------------------------------------
Mark W. Hutchins                        Vice President                                  US
World Headquarters
One American Road
Dearborn, MI 48126


Brian P. Kelley                         Vice President (President, Lincoln and          US
World Headquarters                      Mercury)
One American Road
Dearborn, MI 48126


Joe W. Laymon                           Vice President - Human Resources                US
World Headquarters
One American Road
Dearborn, MI 48126


Donat R. Leclair                        Vice President and Controller                   US
World Headquarters
One American Road
Dearborn, MI 48126


Martin Leach                            Vice President (Vice President, Product         UK
World Headquarters                      Development, Ford of Europe)
One American Road
Dearborn, MI 48126


Kathleen A. Ligocki                     Vice President - Strategy, Business             US
World Headquarters                      Development, Canada and Mexico
One American Road
Dearborn, MI 48126


Malcolm S. Macdonald                    Vice President - Finance and Treasury Matters   US
World Headquarters
One American Road
Dearborn, MI 48126


J. C. Mays                              Vice President - Design                         US
World Headquarters
One American Road
Dearborn, MI 48126


Timothy J. O'Brien                      Vice President - Real Estate                    US
World Headquarters
One American Road
Dearborn, MI 48126


Name and
Business Address                        Principal Occupation                            Citizenship
---------------------------------------------------------------------------------------------------
James G. O'Connor                       Vice President (President, Ford Division)               US
World Headquarters
One American Road
Dearborn, MI 48126


Hans-Olov Olsson                        Vice President (President, Volvo Cars)                  Sweden
World Headquarters
One American Road
Dearborn, MI 48126


Dennis E. Ross                          Vice President and General Counsel                      US
World Headquarters
One American Road
Dearborn, MI 48126


Shamel T. Rushwin                       Vice President - North America Business                 US
World Headquarters                      Operations
One American Road
Dearborn, MI 48126


Gerhard Schmidt                         Vice President - Research                               Germany
World Headquarters
One American Road
Dearborn, MI 48126


Mark A. Schulz                          Vice President-- Ford Asia Pacific                      US
World Headquarters
One American Road
Dearborn, MI  48126



Greg C. Smith                           Vice President (President and Chief                     US
World Headquarters                      Operating Officer, Ford Financial)
One American Road
Dearborn, MI 48126


Anne Stevens                            Vice President - North America Vehicle                  US
World Headquarters                      Operations
One American Road
Dearborn, MI 48126


David T. Szczupak                       Vice President - Powertrain Operations                  US
World Headquarters
One American Road
Dearborn, MI 48126


Name and
Business Address                        Principal Occupation                            Citizenship
---------------------------------------------------------------------------------------------------
Chris P. Theodore                       Vice President - North America Product                  US
World Headquarters                      Development
One American Road
Dearborn, MI 48126


Janet E. Valentic                       Vice President - Global Marketing                       US
World Headquarters
One American Road
Dearborn, MI 48126


James G. Vella                          Vice President - Corporate Public Affairs               US
World Headquarters
One American Road
Dearborn, MI 48126


Alex P. Ver                             Vice President - Advanced Manufacturing                 US
World Headquarters                      Engineering
One American Road
Dearborn, MI 48126


Rolf Zimmermann                         Vice President - Craftsmanship and                      Germany
World Headquarters                      Launch, Ford of Europe
One American Road
Dearborn, MI 48126

* Indicates that the person is a Director of Ford Motor Company